SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2006 and 2005, and for the

Year Ended December 31, 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statements of net assets available for benefits of the Wachovia Savings Plan (the Plan), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina
June 19, 2007

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments
Marketable investments, at fair value
Money Market Funds	$818,852	2,303,211
Mutual Funds	4,029,698,306	3,306,043,558
Stable Fund	1,078,889,746	1,034,725,326
Collective Investment Trusts	926,684,612	874,267,469
Wachovia Stock Non-ESOP Fund	120,651,453	93,961,067
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,563,918,851	1,529,378,232
Unallocated	93,250,556	97,372,798
Cash and cash equivalents
Allocated	75,763,219	88,992,381
Unallocated	927,494	946,280

Total marketable investments	7,890,603,089	7,027,990,322
Participants’ loans receivable	231,758,442	222,685,409

Total investments at fair value (Note 3)	8,122,361,531	7,250,675,731

Receivable from Wachovia Corporation (Note 10)	1,563,415	—
Employer contribution receivable	—	1,255,501
Prepaid expense (Note 6)	1,348,322	1,774,498

Total assets at fair value	$8,125,273,268	7,253,705,730

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated (Note 7)	36,513,100	39,530,182

Net assets available for benefits at fair value	$8,088,760,168	7,214,175,548

ADJUSTMENT TO CONTRACT VALUE
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 4)	15,848,532	13,426,670

Net assets available for benefits	$8,104,608,700	7,227,602,218

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2006
	Participant Directed	Employee Stock Ownership Plan- Unallocated	Total
ADDITIONS TO PLAN ASSETS
Investment income
Interest on loans	$12,720,264	—	12,720,264
Net appreciation in fair value of investments	900,232,376	10,784,333	911,016,709

Total investment income, net	912,952,640	10,784,333	923,736,973
Employer contributions	234,083,094	2,720,900	236,803,994
Employee contributions	425,675,706	—	425,675,706
Net assets contributed through mergers	174,015,103	—	174,015,103

Total additions to plan assets	1,746,726,543	13,505,233	1,760,231,776

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	865,994,732	—	865,994,732
Administration expense	2,601,383	—	2,601,383
Release of shares	—	11,229,062	11,229,062
Interest expense	—	3,400,117	3,400,117

Total deductions from plan assets	868,596,115	14,629,179	883,225,294

Increase/(decrease) in net assets available for benefits	878,130,428	(1,123,946)	877,006,482
Net assets available for benefits
Beginning of year	7,168,813,322	58,788,896	7,227,602,218

End of year	$8,046,943,750	57,664,950	8,104,608,700

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1: DESCRIPTION OF PLAN

The following brief description of the Wachovia Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution pension plan. The Companies’ and employees’ contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Wachovia Corporation common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first of the month following the month in which they complete one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s benefits eligible compensation. The maximum percentage of the employer matched contribution is determined annually by the Wachovia Human Resources and Corporate Relations Director, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s benefits eligible compensation. Participants are fully vested in their entire account balances at all times.

Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59  1/2. The Benefits Committee (the “Committee”) must approve any new types of withdrawals. Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.

Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum or, in certain circumstances, the participant’s account may be applied to the purchase of an annuity. Distribution of a retired participant’s account balance must begin at age 70  1/2. If a participant leaves Wachovia before retirement, their Wachovia Savings Plan account may be distributed in the same manner as described above.

In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2006 and 2005, are presented in Note 3.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be distributed in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DISCONTINUED INVESTMENT OPTIONS

As of December 31, 2006, funds no longer available as an investment option were the Aim Large Cap Basic Value Fund, Pimco Total Return Fund, American Funds Growth Fund of America Fund, Aim Capital Development Institutional Fund, STI Classic Small Growth Fund, Hotchkis & Wiley Mid-Cap Value Fund, Aim International Small Company Fund, Pimco Real Return Fund, Invesco Stable Value Trust Fund, Invesco 500 Index Trust Fund, the Invesco Structured Small Cap Value Equity Trust Fund and the Invesco Equity Real Estate Securities Trust Fund.

MERGERS WITH FINANCIAL INSTITUTIONS

On December 31, 2006, the Westcorp ESOP and Salary Savings Plan and the Amnet Mortgage, Inc. 401(k) Retirement Savings Plan merged into the Plan. These plans had assets of $161 million and $13 million, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent assets and liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments in money market funds and participants’ loans receivable are stated at cost which approximates fair value. Investments in mutual funds, collective investment funds, common stocks and other financial instruments are stated at fair value, which is based on closing market quotations.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Stable Fund. The Plan adopted the FSP as of December 31, 2006 and also applied it retroactively to the December 31, 2005 Statement of Net Assets Available for Benefits. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest and dividends earned on marketable investments are treated as appreciation in the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value. In 2006, interest and dividends earned on marketable investments were $10,548 and $376,002,859, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a party-in-interest, holds the assets of the Plan in bank-administered trust funds.

The fair values of investments at December 31, 2006 and 2005 are presented below. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,
	2006		2005
INVESTMENTS
Money market funds
Fidelity Retirement Money Market Fund	$818,852		—
SSGA Money Market Fund	—		2,303,211

Total money market funds	818,852		2,303,211
Mutual funds
Evergreen U.S. Government Fund	173,837,890		181,875,153
Evergreen Growth Fund	233,038,751		213,686,479
Evergreen Core Bond Fund	74,308,406		55,469,420
Evergreen Special Value Fund	397,933,961		307,714,076
American Europacific Growth Fund	643,245,760	(a)	454,906,312	(a)
Dodge and Cox Balanced Fund	723,964,989	(a)	632,464,138	(a)
Dodge and Cox Stock Fund	1,061,759,260	(a)	869,306,209	(a)
Hartford Midcap Fund	469,843,185	(a)	416,799,368	(a)
T. Rowe Price Blue Chip Growth Fund	197,293,510		145,151,415
Evergreen Short-Intermediate Term Bond Fund	29,306		—
Evergreen Special Equity Fund	5,775		—
Evergreen Large Cap Equity Fund	56,298		—
Evergreen International Equity	30,802		—
Fidelity Aggressive Growth Fund	345,558		—
Fidelity Blue Chip Fund	543,999		—
Fidelity Contrafund Fund	89,386		—
Fidelity Diversified International Fund	2,917,846		—
Fidelity Dividend Growth Fund	499,210		—
Fidelity Equity Income Fund	552,478		—
Fidelity Equity Income II Fund	230,368		—
Fidelity Export & Multinational Fund	75,518		—
Fidelity Fifty Fund	432,265		—
Fidelity Freedom 2000 Fund	38,534		—
Fidelity Freedom 2005 Fund	2,152		—
Fidelity Freedom 2010 Fund	352,563		—
Fidelity Freedom 2015 Fund	27,466		—
Fidelity Freedom 2020 Fund	562,811		—
Fidelity Freedom 2025 Fund	129,843		—
Fidelity Freedom 2030 Fund	657,166		—
Fidelity Freedom 2035 Fund	66,862		—
Fidelity Freedom 2040 Fund	199,926		—
Fidelity Freedom Income Fund	36,948		—
Fidelity Fund	403,617		—
Fidelity Growth Company Fund	529,268		—
Fidelity Intermediate Bond Fund	292,544		—
Fidelity Investment Grade Bond Fund	318,076		—
Fidelity Large Cap Stock Fund	151,497		—

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2006		2005
Mutual funds (Continued)
Fidelity Low Priced Stock Fund	960,276		—
Fidelity Mid Cap Stock Fund	481,395		—
Fidelity Overseas Fund	297,366		—
Fidelity Over-The-Counter Fund	141,265		—
Fidelity Puritan Fund	372,833		—
Fidelity Real Estate Fund	103,620		—
Fidelity Short Term Bond	20,405		—
Fidelity Small Cap Retirement Fund	76,979		—
Fidelity Small Cap Value Fund	87,454		—
Fidelity Value Fund	1,146,350		—
Fidelity Value Strategies Fund	99,962		—
Spartan Extended Market Index Fund	6,324		—
Spartan Total Market Index Fund	199,464		—
John Hancock Core Equity Fund	3,164,580		—
MFS Research International Fund	3,945,954		—
American Funds Income Fund of America	4,569,287		—
American Funds American Mutual Fund A	8,548,844		—
John Hancock Government Income Fund	2,503,048		—
John Hancock Mid Cap Growth Fund	3,597,481		—
John Hancock Small Cap Growth Fund	2,546,555		—
John Hancock Technology Fund	2,486,443		—
American Funds AMCAP Fund	9,538,627		—
Aim Large Cap Basic Value Fund	—		8,475,829
Pimco Total Return Fund	—		4,571,587
American Funds Growth Fund of America Fund	—		5,218,779
Aim Capital Development Institutional Fund	—		4,044,925
STI Classic Small Growth Fund	—		3,296,730
Hotchkis & Wiley Mid-Cap Value Fund	—		1,450,617
Aim International Small Company Fund	—		1,264,186
Pimco Real Return Fund	—		348,335

Total mutual funds	4,029,698,306		3,306,043,558
Collective investment trusts
Enhanced Stock Market Fund	919,840,918	(a)	847,392,618	(a)
John Hancock Stable Value Trust Fund	6,843,694		—
Invesco Stable Value Trust Fund	—		10,012,006
Invesco 500 Index Trust Fund	—		10,352,882
Invesco Structured Small Cap Value Equity Trust Fund	—		5,831,960
Invesco Equity Real Estate Securities Trust Fund	—		678,003

Total collective investment trusts	926,684,612		874,267,469
Stable Fund	1,078,889,746	(a)	1,034,725,326	(a)
Wachovia Stock Non-ESOP Fund	120,651,453		93,961,067
Employee Stock Ownership Plan
Wachovia Corporation common stock	1,657,169,407	(a)	1,626,751,030	(a)
Cash and cash equivalents	76,690,713		89,938,661

Total marketable investments	7,890,603,089		7,027,990,322
Participants’ loans receivable	231,758,442		222,685,409

Total investments at fair value	$8,122,361,531		7,250,675,731

(a)	Investment is greater than five percent of the Plan’s net assets at the end of the period.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net appreciation in fair value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31,
2006
Stable Fund	$49,269,676
Evergreen U.S. Government Fund	7,703,533
Evergreen Growth Fund	22,182,064
Enhanced Stock Market Fund	138,966,079
American Europacific Growth Fund	110,669,007
Dodge and Cox Balanced Fund	88,870,772
Dodge and Cox Stock Fund	164,767,790
Evergreen Core Bond Fund	3,046,584
Evergreen Special Value Fund	69,232,700
Hartford Midcap Fund	50,021,208
T. Rowe Price Blue Chip Growth Fund	17,007,762
Wachovia Stock Non-ESOP Fund	15,855,851
Wachovia Corporation Common Stock Fund—allocated	162,639,350
Wachovia Corporation Common Stock Fund—unallocated	10,784,333

Net appreciation	$911,016,709

NOTE 4: INVESTMENT CONTRACTS

The Stable Fund (the “Fund”) invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.

Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (i.e., principal plus accrued interest).

Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the Fund. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

A synthetic GIC is an investment contract, also known as a wrap contract, issued by an insurance company, bank or financial institution, backed by a portfolio of investments that are owned by the Fund. The assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The primary variables impacting future crediting rates of separate account and synthetic GICs include the current yield of the assets within the contract, duration of the assets covered by the contract and the existing difference between the fair value and the contract value of the assets within the contract.

Traditional GICs provide a fixed rate of interest over a specified period of time. Some traditional GICs may reset their rates quarterly or semi-annually when based upon an index. Other traditional GICs have a rate that is guaranteed to the maturity of the contract.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The separate account and synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. Separate account and synthetic contracts cannot credit an interest crediting rate less than zero percent. The crediting rate of separate account and synthetic contracts will track current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

The Fund uses one primary crediting rate calculation for synthetic GICs:

CR = [(MV/CV)^(1/D) * (1+Y)]-1

CR = crediting rate

MV = market value of the underlying investments

CV = contract value

D = weighted average duration of the portfolio

Y = weighted average yield to maturity of the underlying investments

The average yield earned by the Fund was 5.24 percent and 5.01 percent during the years ended December 31, 2006 and 2005, respectively. The average yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.79 percent and 4.43 percent during the years ended December 31, 2006 and 2005, respectively.

The Fund’s investment contracts are fully benefit-responsive and provide that fund participant initiated withdrawals permitted under the Fund will be paid at contract value. In addition to certain wrap agreement and separate account agreement termination provisions, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of the Fund’s operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or the Fund’s administration that would adversely affect the issuer; (ii) changes to the Fund’s prohibition on competing investment option by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan that would adversely affect the issuer; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. At December 31, 2006, the Plan does not believe that the occurrence of any such fair value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts and separate account agreements generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under (ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

Certain separate account agreements permit the Fund or issuer to elect to terminate the contract, with the Fund having the right to elect to receive either fair value or to make an Amortization Election. In addition, if the Fund defaults in its obligations under the separate account agreement, the issuer may terminate the agreement and the Fund will receive fair value.

NOTE 5: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However the Companies believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, the Companies believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

NOTE 6: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Growth Fund, the Evergreen Core Bond Fund, the Evergreen Special Value Fund, the Evergreen Ultra Short Opportunities Fund (included as a component of the Stable Fund), the Evergreen Short-Intermediate Term Bond Fund, the Evergreen Special Equity Fund, the Evergreen Large Cap Equity Fund and the Evergreen International Equity Fund are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund and the Wachovia Stock Non-ESOP Fund are also managed by Wachovia Bank, National Association, and are principally comprised of shares of Wachovia Corporation common stock. Dividends received by the Plan from Wachovia Corporation common stock during 2006 were $64,764,934.

Wachovia Bank, National Association, a party-in-interest, serves as the trustee for the Plan. In 2006, the Companies paid administrative expenses on behalf of the Plan of $2,580,027 and these expenses are not reflected in the accompanying financial statements.

Certain Plan investments are shares of mutual funds managed by companies that are not considered parties-in-interest. These non-related mutual fund companies pay a sub-transfer agent fee to the Plan for services provided by the trustee. These monies are deposited into an interest-bearing money market account, and are used to pay expenses of the Plan. In 2006, the Plan received $2,123,237 in sub-transfer agent fees, and earned an additional $51,970 in interest. Of these amounts, $826,885 was used to pay 2006 Plan expenses with the remaining $1,348,322 used to pre-pay 2007 Plan expenses.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: LOAN PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is presented below:

2007	$3,293,087
2008	3,594,342
2009	3,923,153
2010	4,282,046
2011	4,673,771
Thereafter	$16,746,701

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 1,637,411 unallocated shares of Wachovia Corporation common stock at December 31, 2006, and is guaranteed by the Companies. In 2006, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (Allocated), and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2006 and 2005, the loan payable was recorded at $36,513,100 and $39,530,182, respectively, and had an estimated fair value of $41,968,293 and $46,588,457, respectively.

NOTE 8: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2006 and 2005, is presented below.

	December 31,
	2006	2005
Net assets available for benefits reported in the financial statements	$8,104,608,700	7,227,602,218
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,848,532)	(13,426,670)

Net assets available for benefits reported on Form 5500	$8,088,760,168	7,214,175,548

Reconciliation of total additions to plan assets reported in the financial statements to the total income plus transfers reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2006, is presented below.

December 31,
2006
Total additions reported in the financial statements	$1,760,231,776
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,848,532)

Total income plus transfers in as reported on Form 5500	$1,744,383,244

NOTE 10: RECEIVABLE FROM WACHOVIA CORPORATION

After the acquisition of Westcorp, the Companies discovered the Westcorp ESOP and Salary Savings Plan had processed employee contribution amounts and related matching contribution and ESOP contribution amounts inconsistent with its plan terms. As successive sponsor to the Westcorp ESOP and Salary Savings Plan, the Companies intend to reimburse the Plan. Accordingly, the Plan recorded a receivable of $1,563,415 from the Companies.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2006
Identity of Issue	Par Value or Number of Units	Fair Value
MONEY MARKET FUND
Fidelity Retirement Money Market Fund	818,852	$818,852

Total money market fund		818,852

MUTUAL FUNDS
Evergreen U.S. Government Fund *	12,696,126	173,837,890
Evergreen Growth Fund *	13,692,054	233,038,751
Evergreen Core Bond Fund *	5,114,195	74,308,406
Evergreen Special Value Fund *	14,449,309	397,933,961
American Europacific Growth Fund	13,815,416	643,245,760
Dodge and Cox Balanced Fund	8,313,792	723,964,989
Dodge and Cox Stock Fund	6,918,801	1,061,759,260
Hartford Midcap Fund	17,408,047	469,843,185
T. Rowe Price Blue Chip Growth Fund	5,521,789	197,293,510
Evergreen Short-Intermediate Term Bond Fund *	4,926	29,306
Evergreen Special Equity Fund *	393	5,775
Evergreen Large Cap Equity Fund *	3,181	56,298
Evergreen International Equity *	2,887	30,802
Fidelity Aggressive Growth Fund	17,821	345,558
Fidelity Blue Chip Fund	12,277	543,999
Fidelity Contrafund Fund	1,371	89,386
Fidelity Diversified International Fund	112,328	2,917,846
Fidelity Dividend Growth Fund	15,758	499,210
Fidelity Equity Income Fund	9,436	552,478
Fidelity Equity Income II Fund	9,504	230,368
Fidelity Export & Multinational Fund	3,286	75,518
Fidelity Fifty Fund	18,664	432,265
Fidelity Freedom 2000 Fund	3,093	38,534
Fidelity Freedom 2005 Fund	185	2,152
Fidelity Freedom 2010 Fund	24,115	352,563
Fidelity Freedom 2015 Fund	2,251	27,466
Fidelity Freedom 2020 Fund	36,240	562,811
Fidelity Freedom 2025 Fund	10,168	129,843
Fidelity Freedom 2030 Fund	40,996	657,166
Fidelity Freedom 2035 Fund	5,069	66,862
Fidelity Freedom 2040 Fund	21,089	199,926
Fidelity Freedom Income Fund	3,202	36,948
Fidelity Fund	11,262	403,617
Fidelity Growth Company Fund	7,592	529,268
Fidelity Intermediate Bond Fund	28,513	292,544
Fidelity Investment Grade Bond Fund	43,158	318,076
Fidelity Large Cap Stock Fund	8,647	151,497
Fidelity Low Priced Stock Fund	22,055	960,276
Fidelity Mid Cap Stock Fund	16,520	481,395
Fidelity Overseas Fund	6,638	297,366
Fidelity Over-The-Counter Fund	3,415	141,265
Fidelity Puritan Fund	18,670	372,833
Fidelity Real Estate Fund	2,849	103,620

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2006
Identity of Issue	Par Value or Number of Units	Fair Value
MUTUAL FUNDS cont’d
Fidelity Short Term Bond	2,300	20,405
Fidelity Small Cap Retirement Fund	4,802	76,979
Fidelity Small Cap Value Fund	6,247	87,454
Fidelity Value Fund	14,223	1,146,350
Fidelity Value Strategies Fund	3,102	99,962
Spartan Extended Market Index Fund	164	6,324
Spartan Total Market Index Fund	5,040	199,464
John Hancock Core Equity Fund	93,988	3,164,580
MFS Research International Fund	205,305	3,945,954
American Funds Income Fund of America	224,425	4,569,287
American Funds American Mutual Fund A	292,668	8,548,844
John Hancock Government Income Fund	279,047	2,503,048
John Hancock Mid Cap Growth Fund	329,138	3,597,481
John Hancock Small Cap Growth Fund	114,042	2,546,555
John Hancock Technology Fund	718,625	2,486,443
American Funds AMCAP Fund	476,455	9,538,627

Total mutual funds		4,029,698,306

Wachovia Stock Non-ESOP Fund*	5,390,822	120,651,453

COLLECTIVE INVESTMENT TRUSTS
Enhanced Stock Market Fund *	9,329,526	919,840,918
John Hancock Stable Value Trust Fund	6,843,694	6,843,694

Total collective investment trusts		926,684,612

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund	32,400,325	32,507,372

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund	122,849,198	119,286,571

COMMERCIAL PAPER
Morrigan Trr Funding LLC DCP, 5.04%, due 1/12/07	20,000,000	19,967,428
Rhineland Funding Capital DCP, 5.38%, due 2/12/07	17,278,000	17,170,963

Total commercial paper		37,138,391

INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, Contract #28563, 6.02%, due 3/16/07	5,000,000	6,685,654
Metropolitan Life Insurance Company, Contract #29217, 4.24%, due 10/15/09	10,000,000	10,684,518
Metropolitan Life Insurance Company, Contract #29194, 4.37%, split maturity, 50% due 1/15/10, 50% due 4/15/10	10,000,000	10,616,550
Metropolitan Life Insurance Company, Contract #25204, 5.00%, open-ended maturity**	29,706,760	29,660,821
Monumental Life Insurance Company, Contract #SV04249Q, 5.59%, due 5/15/07	10,000,000	13,117,621
Monumental Life Insurance Company, Contract #SV04619Q, 5.16%, due 2/15/08	10,000,000	10,467,405
Monumental Life Insurance Company, Contract #SV04620Q, 5.17%, due 8/15/08	10,000,000	10,451,166
Principal Life Insurance Company, Contract #4-40344-4, 6.00%, due 3/16/07	5,000,000	6,678,322
Principal Life Insurance Company, Contract #4-40344-5, 4.10%, due 4/15/09	10,000,000	10,590,182

Total investment contracts		108,952,239

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2006
Identity of Issue	Par Value or Number of Units	Fair Value
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
CDC-Ixis, Contract #1843-01, 5.50%, open-ended maturity**
Collective investment fund
Dwight Core Intermediate Fund	90,000,000	109,537,307

Total CDC contract	90,000,000	109,537,307

AIG Financial Products, Contract #443423, 4.49%, open-ended maturity**	106,847,645	120,401,620
Bank of America, Contract #02-135, 4.55%, open-ended maturity**	106,847,645	120,365,652
State Street Bank & Trust Company, Contract #102-078, 4.49%, open-ended maturity**	106,847,645	120,420,181
UBS Warburg, Contract #3103, 4.49%, open-ended maturity**	106,847,645	120,413,760
Rabobank, Contract #WAC010401, 4.50%, open-ended maturity**	109,788,000	120,406,322
Collective investment funds
Dwight Target 2 Fund and Dwight Target 5 Fund (a)	537,178,580	602,007,535

Total AIG, Bank of America, State Street, UBS Warburg and Rabobank contracts	537,178,580	602,007,535

Royal Bank of Canada #NYDWI10WACH0104, 3.91%, open-ended maturity**
Mutual fund
Evergreen Ultra Short Opportunities Fund*	60,000,000	66,024,721

Total Royal Bank of Canada contract	60,000,000	66,024,721

Total synthetic guaranteed investment contracts		777,569,563

Accrued receivable on assets of the stable fund		3,435,610

Total Stable Fund		1,078,889,746

EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	27,461,262	1,563,918,851
Unallocated (b)	1,637,411	93,250,556
Valiant General Fund - Cash Management Account
Allocated	75,763,219	75,763,219
Unallocated (c)	927,494	927,494

Total Employee Stock Ownership Plan		1,733,860,120

Participants’ loans receivable, various maturities, rates from 4.00% to 10.50% *		231,758,442

Total investments		$8,122,361,531

*	Party-in-Interest.
**	Investment with periodic credit interest-rate reset.
(a)	The fair values of the Dwight Target 2 and Dwight Target 5 funds are $310,655,705 and $291,351,830, respectively.
(b)	Cost of plan assets for this nonparticipant-directed investment is $24,154,701.
(c)	Cost of plan assets for this nonparticipant-directed investment is $927,494.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

June 19, 2007

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith